

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 22, 2018

Trecia M. Canty, Esq.
Senior Vice President, General Counsel and Secretary
PBF Logistics GP LLC
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re: PBF Logistics LP**
> **PBF Logistics Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed March 13, 2018**
> **File No. 333-223609**

Dear Ms. Canty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Todd E. Lenson, Esq.
       Jordan M. Rosenbaum, Esq.
       Kramer Levin Naftalis & Frankel LLP